UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following update.

Engagement of Independent Auditor

On March 28, 2025, the Company engaged MRI Moores Rowland LLP (“MRI”), a PCAOB-registered firm, as its independent registered public accounting firm.

Under the terms of the engagement, MRI will perform an audit on the Company’s consolidated financial statements and internal controls over financial reporting for the years ended December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024. MRI began its work on May 7, 2025. Following conclusion of the audit, the Company will file the financial statements for fiscal years 2021 through 2024 and the related Form 20-F.

Shares Outstanding

On April 14, 2025, the Company filed its annual meeting materials on Form 6-K relating to its 2025 annual meeting of shareholders (the “Meeting”), which noted that as of March 25, 2025, there were 58,288,186 common shares outstanding. Around May 8, 2025, the Company discovered that certain issuances pursuant to the Long-Term Incentive Plan (the “LTIP”) were not processed by the Company’s transfer agent, Computershare. The Company is working with Computershare to remedy the administrative errors and the new share count is expected to be 59,734,394, a difference of approximately 2.5%, once such issuances have been processed. The shares have not been issued as of the date of this filing, and will not be issued prior to the Meeting; therefore, there will be no impact to the voting shares for purposes of the Meeting.

For information regarding the Company’s equity issuances and equity grants since the special meeting of shareholders held in November 2021, see “Share Issuances Following 2021 Special Meeting” and “Long-Term Incentive Plan” for additional information.

Share Issuances Following 2021 Special Meeting

The Company has consistently used equity awards to align compensation with performance and preserve liquidity during periods in which there were significant need to preserve cash. In particular, prior to the Company obtaining full on-shore control, it sought to preserve cash where possible. During this time, the Company’s directors, executive officers, certain service providers, lenders and other stakeholders, including but not limited to IsZo Capital LP. (together with its related entities, “IsZo”), have been compensated or reimbursed in equity. Additionally, cash raised pursuant to certain private placements or pursuant to promissory notes were only used for obtaining onshore control and not to compensate directors (such that directors were to be compensated solely in equity incentive awards and not in cash).

Following the shareholder’s special meeting held on November 30, 2021, the Company has made the following share issuances:

•

As disclosed in the Form 6-K filed on April 7, 2023, the Company entered into a Securities Purchase Agreement, dated April 5, 2023, with the purchasers thereto for the purchase and sale of 8,821,273 common shares in a private placement at a price of USD $1.75 per share for aggregate proceeds of approximately USD $15.4 million. The purchasers consisted of (i) Oasis Management Company Ltd., purchasing $5,737,228 worth of shares; (ii) IAT Reinsurance Company Ltd., purchasing $5,000,000 worth of shares; (iii) IsZo Capital Management LP, purchasing $4,000,000 with of shares; and (iv) Prescott Group Aggressive Small Cap Master Fund GP, purchasing $700,000 worth of shares.

•

As disclosed in the Form 6-K filed on April 7, 2023, the Company entered into a Release and Settlement Agreement, dated April 5, 2023, with IsZo Capital LP (together with its related entities, “IsZo”), whereby the Company (i) issued 630,118 shares to IsZo in exchange for the cancellation of US $1,102,707 of the principal and capitalized interest outstanding under a promissory note held by IsZo (the “IsZo Note”), and (ii) issued 231,167 shares to IsZo in exchange for the cancellation of a claim in the amount of US $404,541.53, each at a price per share of USD $1.75. Such claim related to an order from the British Virgin Island Commercial Court dated November 25, 2021. Further, the Company released IsZo from claims and actions related to its failure to fund the draw down request under the IsZo Note, and IsZo released the Company from claims and actions against the Company arising from and related to certain alleged claims and causes of action against the Company arising from and related to the Company’s failure to repay certain litigation debt.

•

As disclosed in the Form 6-K filed on April 7, 2023, the Company entered into an Exchange and Amendment Agreement, dated April 5, 2023, with IAT Insurance Group, Inc. (“IAT”), whereby the Company issued 2,479,309 shares to IAT in exchange for the cancellation of US $4,338,791 million of the principal and capitalized interest outstanding under a promissory note held by IAT, at a price per share of US $1.75.

•

From December 2021 to March 25, 2025 (the record date for the Meeting), the Company issued an aggregate of 5,204,536 shares of common stock to its directors, officers, employees and consultants pursuant to the Company’s LTIP. This represents the portions of equity awards that have vested and not been deferred. An additional 42,431 common shares underlying vested equity awards are pending issuance while the Company awaits information from the recipient. In total, the Company has granted an aggregate of 7,129,798 shares underlying equity incentive awards, not including performance share units, pursuant to the LTIP. See “Long-Term Incentive Plan” for more information.

•

During 2023, the Company issued (i) 87,717 common shares to its consultants for strategic advisory services under its LTIP, (ii) 900,000 common shares to its advisors for legal services, and (iii) 2,300,000 to its consultant for property management services.

Long-Term Incentive Plan

As previously disclosed, the Company’s LTIP went into effect on May 11, 2022 and was subsequently amended on February 27, 2023. The LTIP provides a means by which the Company could attract, retain and motivate qualified persons such as employees, directors and consultants, and other individual service providers. Due to the need to preserve cash during such time, executives and employees went for long periods of time with partial, and significantly delayed amounts of cash compensation to preserve liquidity for the Company. In many cases, the Company’s directors, officers and employees were going above and beyond to protect shareholder value by taking on substantial hours, extensive travel and the potential risk of physical harm, and the Board of Directors of the Company took all of these factors into consideration. The LTIP was further amended and restated on October 23, 2024 to further increase the share reserve of 6,000,000 shares to 10,000,000 shares.

In each of the years listed below, the listed awards were granted pursuant to the LTIP to directors, officers and employees as compensation for their services to the Company.

2022 LTIP Awards

•

Cindy Chen Delano was granted 42,431 restricted shares as an annual equity retainer and initial joining grant, vesting in November of 2022, 23,644 restricted shares for quarterly cash retainers taken in equity, vesting immediately upon grant, and 229,357 restricted shares as a special award, vesting in November of 2022 and accelerated upon resignation.

•

Michael Cricenti was granted 42,431 restricted shares as an initial joining grant and annual equity retainer, vesting in November of 2022, 31,348 restricted shares for quarterly cash retainers taken in equity, vesting immediately upon grant, 107,914 restricted shares for the special committee monthly retainer, vesting immediately upon grant, and 344,036 restricted shares for a special equity award, vesting in two installments in November of 2022 and November of 2024.

•

Peter Kellogg was granted 42,431 restricted share units (“RSUs”) as an initial joining grant and annual equity retainer, vesting in November of 2022, and 15,872 RSUs in total for quarterly cash retainers taken in equity, vesting immediately upon grant.

•

Bo Hu was granted 42,431 restricted shares as an initial joining grant and annual equity retainer, vesting in November of 2022, 20,513 restricted shares in total for quarterly cash retainers taken in equity, vesting immediately upon grant, 80,935 restricted shares for the special committee retainer, vesting immediately upon grant, and 286,697 restricted shares for a special equity award, vesting in two installments in November of 2022 and November of 2024.

•	Chunhua Yu was granted 65,366 RSUs for the annual equity grant, vesting over a year following the date of grant.

•	Jeffrey Tuder was granted 42,431 RSUs as an annual equity retainer and initial joining grant, originally vesting in November of 2022 and accelerated upon resignation.

•

Louis Leung was granted 42,431 restricted shares as an annual equity retainer and initial joining grant, vesting in November of 2022, and 5,949 restricted shares for quarterly cash retainers taken in equity, vesting immediately upon grant.

•

Paula Poskon was granted 42,431 restricted shares as an annual equity retainer and initial joining grant, vesting in November of 2022 and accelerated upon resignation, and 2,480 restricted shares for quarterly cash retainers taken in equity, vesting immediately upon grant.

•

Mark Walsen was granted 42,431 restricted shares as an annual equity retainer and initial joining grant, vesting in November of 2022, and 16,563 restricted shares for quarterly cash retainers taken in equity, vesting immediately upon grant.

•

Zhou Chonqing was granted 23,696 restricted shares as the initial joining grant, vesting immediately upon grant, and 10,961 restricted shares for quarterly cash retains taken in equity, vesting immediately upon grant.

2023 LTIP Awards

•

Michael Cricenti was granted 61,151 restricted shares for the annual equity retainer, vesting in four quarterly installments, 35,971 restricted shares for the annual cash retainer taken in equity, vesting in four quarterly installments, 35,971 restricted shares for the annual chairman of the board retainer, vesting in four quarterly installments, 39,568 restricted shares for his various committee chair retainers, vesting in four quarterly installments, 107,914 restricted shares as a special committee inducement grant, vesting immediately upon grant, 212,165 restricted shares for special committee monthly retainers, vesting in three monthly installments, 27,272 deferred RSUs for special committee monthly retainers, vesting in three monthly installments, 1,200,000 restricted shares as a special finance inducement grant, vesting in eight quarterly installments.

•

Bo Hu was granted 61,151 restricted shares for the annual equity retainer, vesting in four quarterly installments, 35,971 restricted shares for the annual cash retainer taken in equity, 32,373 restricted shares for his various committee retainers, vesting in four quarterly installments, 80,935 restricted shares as a special committee inducement grant, vesting immediately upon grant, 134,506 restricted shares for special committee monthly retainers, vesting in three monthly installments, 45,071 deferred RSUs for special committee monthly retainers, vesting in three monthly installments, and 600,000 restricted shares as a special finance inducement grant, vesting in eight quarterly installments.

•	Peter Kellogg was granted 61,151 RSUs for the annual equity retainer and 35,971 RSUs for the annual cash retainer taken in equity, both of which vest in four quarterly installments.

•

Junqi Wang and Yu Bai were each granted 18,181 restricted shares as an initial joining grant, vesting immediately upon grant, 6,478 restricted shares for the annual equity retainer, vesting in two quarterly installments, and 5,454 restricted shares for the annual cash retainer taken in equity, vesting in November of 2023.

•

Chunhua Yu was granted 143,885 RSUs for the annual equity grant, vesting over a year following the date of grant, an additional addendum equity grant of 130,718 RSUs, vesting over six months following the date of grant, 178,571 RSUs as a success award grant, vesting immediately upon grant.

2024 LTIP Awards

•

Michael Cricenti was granted 300,000 deferred RSUs as a special one-time award, vesting in six quarterly installments, 23,160 restricted shares for the annual equity retainer, vesting in four quarterly installments, 13,623 restricted shares for the annual cash retainer taken in equity, vesting in four quarterly installments, 13,623 restricted shares for the annual chairman of the board retainer, vesting in four quarterly installments, 14,985 restricted shares for his various committee and committee chairman retainers, vesting in four quarterly installments, and an award of performance share units which will only be settled to the extent certain performance goals are achieved over a five-year performance period.

•

Bo Hu was granted 300,000 deferred RSUs as a special one-time award, vesting in six quarterly installments, 23,160 deferred RSUs for the annual equity retainer, vesting in four quarterly installments, 13,623 deferred RSUs for the annual cash retainer taken in equity, vesting in four quarterly installments, 12,259 deferred RSUs for his various committee retainers, vesting in four quarterly installments, 241,803 RSUs for compensation for services rendered to the Company, vesting in three substantially equal installments over three years, and an award of performance share units which will only be settled to the extent certain performance goals are achieved over a five-year performance period.

•	Peter Kellogg was granted 13,623 RSUs for the annual cash retainer taken in equity and 23,160 RSUs for the annual equity retainer, all of which vest in four quarterly installments.

•

Junqi Wang and Yu Bai were each granted 23,160 restricted shares for the annual equity retainer, 13,623 restricted shares for the annual cash retainer taken in equity, and 2,724 shares for the annual retainer for service on the Public Relations Committee, all of which vest in four quarterly installments.

•

Chunhua Yu was granted 35,085 RSUs for the annual equity grant, vesting in the year of grant, 400,000 RSUs for the annual president’s grant, vesting in four yearly installments, and 200,000 deferred RSUs for services rendered to the Company, vesting immediately upon grant.

•

Lillian Zhang was granted three awards with a total of 429,167 deferred RSUs for her services rendered to the Company over the years, which vest in various installments form the date of grant through March of 2028.

•	Shuanggen Zhao was granted 40,324 deferred RSUs for compensation for services rendered to the Company, vesting in four yearly installments.

•	Zhichang Huang was granted 100,152 deferred restricted share units for compensation for services rendered to the Company, vesting in four yearly installments.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this report and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt, its ability to sell certain assets, construction/development challenges or setbacks, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2025

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Chief Executive Officer